Exhibit 1

INTERNAL REGULATIONS OF

THE EXECUTIVE BOARD OF

OI S.A.

Purpose

Art. 1 - The purpose of these internal regulations ("Regulations") is to regulate the operation of the Executive Board of Oi S.A. ("Executive Board" and "Company", respectively) and the technical committees linked with the same, the activities of their members, and the relationship between the Executive Board and other corporate bodies, observed the provisions of the bylaws and the legislation in force.

Mission and Ethics

Art. 2 - The mission of the Executive Board is to protect and value Company's assets and maximize the return on investment.

Sole Paragraph - The Executive Board will be fully aware of Company's values and will see to their improvement, performing its duties in accordance with Company’s interests and with the applicable legal and statutory provisions, and meeting Company’s general goals and fundamental principles, the long-term interests of its shareholders and the sustainable development of Company’s and Company subsidiaries’ activities.

Art. 3 – Company’s Executive Board and Board of Directors, with due regard for their spheres of competence, are co-responsible for managing and operating Company's business with the highest standards of responsibility, ethics and integrity. Each Officer must act in an exemplary manner, building and emphasizing a culture of trust, integrity, consideration and responsibility in their recommendations and decision-making support, in line with the Code of Ethics, and the Policies on Information Disclosure and Securities Trading, and other codes and policies adopted by Company. No Officer will be exempted from complying with the precepts contained in the codes and policies adopted by Company.

Scope and authority

Art. 4 - The Executive Board is Company’s executive management and representative body in charge of the initiatives, business plans, and policies to be proposed to the Board of Directors, and implementing the strategy determined by it and carrying out Company’s day-to-day operations, and performing all corporate business management acts.

Art. 5 - The Officers will be responsible for complying, and causing to be complied, with Company's bylaws, the resolutions of the General Meeting of Shareholders, Executive Board, and Board of Directors, and for taking any actions required for the regular operation of the Company.

Sole Paragraph - The Executive Board has its authority established under the applicable legislation, namely Law no. 6.404/1976, as amended, Company's bylaws, and the decisions approved by the Board of Directors.

Art. 6 - The Executive Board will act as a collegiate decision-making body, except for the individual attributions of each one of its members, under these Regulations, always pursuing the improvement of Company’s value, based on the following guidelines, among others:

a.	promoting and observing Company’s and its subsidiaries’ corporate purpose;
b.	managing the Company in accordance with the strategies, guidelines, economic macro-policies, and general long-term plans of the Company and its subsidiaries defined by the Board of Directors, including the strategic and financial plans and the risk policy;
c.	ensuring the continuity of the Company in a long-term, sustainable perspective that incorporates economic, social, environmental, and good corporate governance considerations to define its business and activities, performing and improving the Company’s and its subsidiaries’ governance and its subsidiaries, following the guidelines and strategies defined by the Board of Directors;
d.	looking after the interests of the shareholders, without losing sight of the stakeholders, managing the relationship with them in accordance with the guidelines and strategies outlined by the Board of Directors;
e.	watching over the values and purposes of the Company;
f.	implementing an agile organizational structure, composed of qualified professionals with an unblemished reputation;
g.	keeping a periodic and structured evaluation system for other hierarchical levels in the Company;
h.	preparing succession plans for the Executive Board itself and also for positions immediately below;
i.	proposing initiatives for the management of the Company and its subsidiaries, which will reflect on the annual budget;
j.	preventing and managing conflict of interest, or divergence of opinion issues so that Company's interest always prevails;
k.	proposing and implementing a system of internal controls, risk management and internal audit, including policies and escalation limits, in light of the strategic goals and risk profile determined by the Board of Directors;
l.	managing the acceptable business risk level determined by the Board of Directors, and identifying risks preventively and manage them accordingly, assessing the probable occurrence and taking actions to prevent and minimize them;
m.	observing corporate governance guidelines and policies, and monitoring their compliance throughout the Company;
n.	proposing sustainability indicators for its operations, considering environmental and social factors while performing its activities; and
o.	reporting to the Board of Directors and to all shareholders.

Composition

Art. 7 - The Executive Board will be composed of at least three (3) and no more than six (6) members, being one Chief Executive Officer, one Chief Financial Officer, one Investor Relations Officer, and one Legal Officer, the remainder of which being Directors with no specific designation.

Paragraph 1 - The office of Chief Executive Officer will not be held by the same person holding office as Company’s Chairman of the Board of Directors.

Paragraph 2 - The office of Investor Relations Officer may be held cumulatively or not with other offices.

Art. 8 - The Officers will be elected by the Board of Directors, upon a nomination by the Chief Executive Officer. If the Executive Board does not approve the nominations submitted, new names should be listed until they are approved by the Board of Directors.

Art. 9 - The Officers will have a term of office of two (2) years, and may be reelected, and the Officers will hold their offices until their substitutes take office.

Requirements and Disqualification

Art. 10 – Those listed below cannot be elected as a member of the Executive Board: (i) anyone holding positions in companies that may be considered competitors of the Company or its subsidiaries in the market, especially in advisory councils, boards of directors, or audit committees; (ii) anyone with a conflicting interest with the Company or its subsidiaries; or (iii) anyone performing a function, holding an office or in a position that represents a violation of the Company's bylaws or the Brazilian telecommunications legislation or regulations.

Sole Paragraph. For the purposes hereunder, competition with the Company and its subsidiaries will mean the offer of telecommunications services of public use, or network capacity performed within Company’s and its subsidiaries’ territories of operation. Anyone who holds office or has direct or indirect interest of at least ten percent (10%) in the share capital of a company engaged in any of the abovementioned activities, or a subsidiary thereof with identical interest percentage is considered to be indirectly engaged in a competing activity.

Art. 11 - Each Officer will be invested in their relevant offices, regardless of any bond, upon presentation of the following documents:

a.	authenticated copy of the ID card;
b.	certified copy of the taxpayer identification number ("CPF"); e
c.	Term of Investiture, drawn up in the Executive Board Meetings Minutes Book, which will include a statement that

i.	they are not prevented by special law, or convicted of a crime of bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or criminal penalty prohibiting, even temporarily, the access to public offices, under paragraph 1 of Article 147 of Law No. 6.404/1976;
ii.	they have not been sentenced to suspension or temporary disqualification imposed by the Brazilian Securities and Exchange Commission ("CVM"), disqualifying them to hold offices in the management of a public corporation, pursuant to paragraph 2 of Article 147 of Law No. 6.404/1976;
iii.	they meet the requirement for an unblemished reputation;
iv.	they are not prevented from trading or running a business corporation by virtue of criminal conviction;
v.	they do not hold a position in a company that may be considered a direct competitor of the Company and its subsidiaries, and do not have, nor represents, a conflicting interest with Company’s; and
vi.	they do not perform a function, hold office, or is in a position that represents a violation of the Company's bylaws or the Brazilian telecommunications legislation or the regulations thereof.

d.	Instrument of Consent of the Directors referred to in the Level 1 Listing Regulations of B3 S.A. - Brasil, Bolsa, Balcão (respectively 'Level 1 Regulation' and 'B3');
e.	Instrument of Adherence to the Company's Code of Ethics and Information Disclosure and Securities Trading Policies, and other codes and policies adopted by the Company.

Art. 12 - The Officers will report to the Investor Relations Officer the ownership and trades carried out with securities issued by the Company or securities related to them, traded in Brazil or abroad, either on their own behalf or on behalf of related persons, under the terms and deadlines set forth in the Company's Securities Trading Policy.

Absence, disqualification, vacancy, and replacements

Art. 13 - Upon the absence and temporary disqualification of the Chief Executive Officer, he/she will be replaced by any Officer designated by him/her. In the case of absences and temporary disqualification of the Chief Executive Officer and the Officer designated by him/her, the office of President will be held by another Officer designated by the absent or disqualified Officer who is performing the duties of the Chief Executive Officer.

Sole Paragraph - If there is no nomination of a substitute by the Chief Executive Officer, he/she will be replaced upon his/her absences or disqualification preferably by the Chief Financial Officer, the Legal Officer or by another Officer designated in an Executive Board Meeting, in that order.

Art. 14 - The other members of the Executive Board will be replaced upon the absence or temporary disqualification thereof by another Officer appointed by the Executive Board.

Art. 15 - The Officer replacing an absent or disqualified Officer, including the chief executive officer, will cast the vote of the absent or disqualified Officer, in addition to his/her own vote.

Art. 16 - In the event of a vacancy in the position of Chief Executive Officer, Chief Financial Officer, Investor Relations Officer or Legal Officer, and until the Board of Directors decides on the election for the vacant position, the functions related to the vacant position will be accumulated by an Officer designated by the Executive Board.

Art. 17 - It will be considered:

a.	to be disqualified the Officer in conflict of interest with the Company or its subsidiaries, and the Officer appointed to hold an office in a company that may be considered a competitor of the Company or its subsidiaries, also, for activities that directly compete with activities of the Company or its subsidiaries, pursuant to article 10, main section and Sole Paragraph, of these Rules; and
b.	to be vacant, the position of an Officer who retires from the Executive Board for an indefinite period of time, by means of dismissal, resignation, death, disability, loss of mandate or other events provided by law.

Art. 18 - Resignation from the position of Officer will be made by written communication to the Chief Executive Officer, and by the Chief Executive Officer to the Chairman of the Board of Directors, and will become effective before the Company from that moment onwards, and before third parties, after the filing with the competent body of the Commercial Registry of said resignation document or the minutes of the Meeting of the Executive Board or of the Board of Directors in which the resignation of the Officer is registered.

Paragraph 1. Officers who fail to comply with the requirements established by law, by Company's bylaws, or these Regulations due to a supervening fact or a fact unknown at the time of their election, will immediately submit their resignation.

Paragraph 2 - Without prejudice to the provisions in the preceding Paragraph, the compliance with the requirements for exercising the position of Officer will be subject to constant monitoring and evaluation by the other Officers, who may decide to (i) recommend the resignation of their peers, registering such a decision in the minutes, or (ii) to submit to the Board of Directors a proposal for the dismissal of such Officer and election of his/her replacement.

Art. 19 - The Chief Executive Officer may order the immediate removal, until the meeting of the Board of Directors that decides on the matter, of any Executive Officer of the Company

Duties and Obligations of Officers

Art. 20 - It is the obligation of each Officer, in addition to those provided for by law, applicable regulations and Company's bylaws:

a.	Employing, while performing their duties, the care and diligence that every active and upright professional usually employs in the management of their own affairs;
b.	Maintaining the duty of loyalty to the Company and secrecy about any relevant, privileged or strategic information of the Company or its subsidiaries, obtained due to their position, as well as ensuring that third parties do not have access to it, being prohibited to use the information to obtain, for them or for others, any kind of advantage;
c.	Returning, upon request by the Chief Executive Officer, the Board of Directors, or the Company, any documents obtained in the capacity of Officer, not retaining any copy, registration or annotation thereof;
d.	Refraining from associating with a third party, or advising or acting as an intermediary, directly or through an interposed person, in any business with the Company or its subsidiaries, except with the prior and specific approval of the Board of Directors;
e.	Communicating, as soon as possible and in any case prior to the resolution, any matter submitted to consideration regarding which they deem for any reason to be legally disqualified, or to have a private or conflicting interest with Company’s, refraining from participating in the discussion and voting, and the nature and extent of the disqualification or conflicting interest will be recorded in the minutes of the Executive Board meeting. The information sent to the Executive Board regarding a matter in which an Officer has already declared such Officer’s legal disqualification or conflict of interest, will not be sent to such Officer, nor will the Officer be given access to such information by the other Officers;
f.	Communicating in case they hold office in a company that is a direct competitor of the Company or its subsidiaries, or perform activities that directly compete with activities of the Company or its subsidiaries. The Officer will report such fact to the Chief Executive Officer and to the Chairman of the Board of Directors immediately upon being appointed to hold such office or performing such activity, and will be barred from attending any meetings of the Executive Board or taking any actions as an Officer, and will resign as soon as they are invested in such office or begins such activity effectively;

g.	Developing their qualifications, knowledge, and experience towards the performance of their tasks and competencies and the fulfillment of their relevant duties and functions;
h.	Keeping strict confidentiality with regard to matters discussed at meetings of the Executive Board or information of which they have knowledge by virtue of and/or in the performance of their duties, even after leaving office, except when that body considers that they should be disclosed internally or publicly or when disclosure by the Officer is imposed by a court order, a decision from a competent administrative authority or final and unappealable court decision.
i.	Refraining from using information and knowledge arising from their performance as an Officer to pursue any purposes other than the Company's corporate interest; e
j.	Ensuring the adoption of good corporate governance practices by the Company, in particular the rules of the Corporate Governance Level 1 Listing Regulations, and the rules of the Novo Mercado Regulations, as applicable to the Company.

Sole Paragraph - For the purposes of letter (b) of the main section of this article, the following applies:

a.	insider information means information provided to a particular person or group prior to its public disclosure;
b.	material resolution means any resolution of the General Meeting or of the Company's management bodies or any other act or fact occurred in its business that may considerably affect (i) the price of the securities issued by it; or (ii) the decision of investors to trade in those securities; or (iii) the determination of investors to exercise any rights inherent to their status as holders of securities issued by the Company;
c.	strategic information means any information that may give the Company or its subsidiaries a gain or competitive advantage over their competitors or that, due to its importance, should be kept confidential.

Officers' Duties

Art. 21 - The Chief Executive Officer is responsible for the management of the Company and the coordination of the Executive Board, acting as a liaison between the Executive Board and the Board of Directors.

Sole Paragraph - The other Officers will be responsible for assisting and help the Chief Executive Officer in the management of Company's business and, under the guidance and coordination of the Chief Executive Officer, perform the functions assigned to them by the Board of Directors.

Art. 22 - Without prejudice to other functions and duties established by the Board of Directors, and in compliance with the policy and guidance previously drawn up by the Board of Directors, it is incumbent:

a.	upon the Chief Executive Officer:

i.	to submit to the Board of Directors, for deliberation, the proposals approved in Meetings of the Executive Board, if applicable;
ii.	to keep the members of the Board of Directors informed of the activities and progress of Company business;
iii.	to guide and coordinate the actions of the other Officers;
iv.	to exercise a casting vote at Executive Board Meetings;

v.	in the absence of the Investor Relations Officer, to provide any information to the press bodies of whatever nature, as well as to confirm, correct or clarify information on any relevant act or fact before the CVM, the SEC and the stock exchanges; and
vi.	to exercise any other powers conferred on it by the Board of Directors.

b.	upon the Chief Financial Officer:

i.	to propose financing alternatives and approve financial conditions for Company's business;
ii.	to manage Company's cash;
iii.	to direct the financial and tax/fiscal planning departments;
iv.	to ensure the financial health and balance of the Company by establishing controls over investments, revenues and expenses;
v.	to guide the preparation of annual costing and investment budgets, ensuring transparency and reliability of accounting facts;
vi.	to direct and coordinate matters related to economic, financial, tax, accounting, budgetary, cost and property insurance management and planning; and
vii.	to prepare a provision of the financial resources necessary for the operation and expansion of the Company.

c.	to the Investor Relations Officer:

i.	to provide information to the investing public, CVM, B3 and, as applicable, the stock exchanges and organized over-the-counter market entities in which the securities issued by the Company are admitted for trading, in Brazil or abroad;
ii.	to keep Company's publicly-held company registration updated, complying with all legislation and regulations applicable to publicly-held companies;
iii.	to communicate to the CVM, Brazilian Securities and Exchange Commission ("SEC") and the stock exchanges and organized over-the-counter market entities in which the securities issued by the Company are or will be admitted to trading, in Brazil or abroad, any relevant act or fact occurred or related to Company's business, centralizing the disclosure thereof and ensuring the broad and immediate dissemination thereof, simultaneously in all markets where the securities are admitted to trading;
iv.	to provide information to the investing public, CVM, B3 and, as the case may be, the stock exchanges or organized over-the-counter market entity in which the Securities issued by the Company are admitted for trading, in Brazil or abroad, as well as the updating of the public company registration;
v.	to participate or appoint a representative to participate in any meetings held by the Company's managers with investors, analysts or selected public, in Brazil or abroad;
vi.	provide any information to the press agencies, of whatever nature, as well as to confirm, correct or clarify information on any relevant act or fact before the CVM, the SEC and the stock exchanges; and
vii.	in case it is imperative to disclose a relevant act or fact during the hours Company's securities are traded on the stock exchanges in Brazil or abroad, to evaluate the need to request the stock exchanges simultaneously, either the domestic and foreign ones, the suspension of the trading of securities, for the time necessary for the adequate dissemination of the Relevant Information.

d.	upon the Chief Legal Officer:

i.	to establish guidelines and supervise the Company's activities in the legal area generally;
ii.	to represent the Company in the courts and judicial spheres, defending Company’s rights and interests;
iii.	to provide the analysis of scenarios and issue legal opinions on facts or actions sued by the Company, guiding the procedures and legal observances;
iv.	to advise the Executive Board and the Board of Directors regarding the legal demands of the Company, giving them support regarding the legal aspects of its actions;
v.	to guide the Company as to the execution of agreements of any nature, aiming at the adoption of correct procedural practices from a legal and administrative point of view;
vi.	to support the organizational development by establishing standards and working methods, guiding the standardization of administrative acts and the improvement of corporate systems;
vii.	to define, coordinate and promote the policies and guidelines relating to legal assistance and the defense of the Company's interests; and
viii.	to direct and coordinate the execution of legal assistance and defense of the Company's interests, including, among its activities, advisory, consulting, litigation, legal management, in addition to issuing final and binding legal guidelines and positions.

Executive Board Meetings

Meeting Call and Attendance

Art. 23 - The Executive Board will meet whenever necessary, at least once a week.

Paragraph 1 - The meetings of the Executive Board will be convened by the Chief Executive Officer or by whomever they may appoint for such function, upon their own initiative or at the request of two (2) or more Officers, by letter, telegram, fax or e-mail addressed to all Officers.

Paragraph 2 - In case of justified urgency, the Chief Executive Officer may call a meeting with a shorter notice period.

Paragraph 3 - Notwithstanding the provisions of the main section and first paragraph of this article, the meeting of the Executive Board at which all its members attend will be deemed to be regular.

Art. 24 - The quorum for the installation of Executive Board meetings will be the majority of members.

Sole Paragraph - It will be permitted, if necessary, to hold a meeting by means of a deliberative circuit or, also, the participation of the Directors in the meeting by telephone, videoconference, or other means of communication that ensures the effective participation and authenticity of their vote, with the identification of the Officer and simultaneous communication with all other persons present at the meeting. In such circumstances, the Officer will be deemed to be present at the meeting, and their vote will be valid for all legal purposes, and they will sign the minutes thereof by the next meeting.

Art. 25 - The meetings of the Executive Board will be chaired by the Chief Executive Officer. In the event of the President's temporary absences or disqualification, the provisions of Article 13 will be observed.

Art. 26 - The employees of the Company and its subsidiaries, the officers of Company's subsidiaries, the consultants, auditors, and members of the technical and advisory committees of the Executive Board will attend the meetings of the Executive Board whenever their participation is requested, without having the right to vote on the resolutions, and their participation being not mandatory and limited to the period in which the matters requiring their attendance are under examination or discussion.

Agenda

Art. 27 - The agenda will be approved by the Chief Executive Officer and will describe the matters in a clear and objective manner.

Art. 28 - The matters submitted to the appreciation of the Executive Board will be instructed with material containing all necessary information for understanding and discussion of the subject, including the proposal for discussion by the Executive Board.

Resolutions

Art. 29 - Resolutions will pass by a majority of the Directors present, and the Chief Executive Officer, but not the Director replacing them, will have a casting vote.

Art. 30 - Upon favorable resolution of the Executive Board, the Chief Executive Officer may postpone the deliberation of a certain matter for the period necessary for all members to have access to information and documents related to the matter under deliberation, for the purpose of substantiating the vote. If the Chief Executive Officers considers that the matter requires urgent deliberation, they may, when granting the postponement of the deliberation of a certain matter, set a time limit its discussion.

Art. 31 - After the discussion of the matters, they will be submitted to vote by the Chief Executive Officer and the result of the discussion declared by the same.

Writing and Filing the Minutes

Art. 32 - Minutes of the meetings of the Executive Board will be drawn up in a proper book, signed by the attending Officers and by the Secretary of the meeting, after duly approved. Extracts from the minutes of the meetings related to discussion intended to produce effects before third parties will be filed with the Public Registry of Companies and published pursuant to Law.

Art. 33 – The minutes will include:

a.	communications from the Chief Executive Officer and other Officers;
b.	requests for information and clarification;
c.	summary of the subject of each matter discussed with record of the discussions and relevant observations made at the meeting and the decisions adopted; and
d.	record of conditions, suggestions and explanations of votes.

Remuneration

Art. 34 - The General Meeting will define every year the maximum compensation limit for Company's Officers, based on a proposal prepared by the Board of Directors, with the support of the Executive Board.

Committees

Art. 35 - For a better performance of the Executive Board' functions, the Chief Executive Officer may create or eliminate technical committees, working groups and other advisory bodies of the Executive Board, defining their objectives and way of functioning, composition, roles and responsibilities.

General Provisions

Art. 36 - The rules contained in these Regulations will reflect what is contained in Company's bylaws and may not be conflicting with the provisions therein and with the applicable legislation.

Art. 37 - These Regulations will come into force on the date of their approval by the Board of Directors and will supersede any rules and procedures to the contrary, and will be observed immediately by the Company, the Officers, and Company’s employees, and may be amended only by decision of the Board of Directors.

Art. 39 - These Regulations may be amended by a majority vote of the Executive Board, by proposal of its Chief Executive Office or three (3) members thereof.